May 17, 2019

VIA Edgar

John Coleman

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Oroplata Resources, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2018

Filed December 31, 2018

File No. 000-55088

Dear Mr. Coleman,

This letter sets forth the responses of American Battery Metals Corporation (formerly Oroplata Resources, Inc.) (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated May 6, 2019 which pertain to the Form 10-K for the Fiscal Year Ended September 30, 2018 (the “Annual Report”), submitted to the Commission on December 31, 2018.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Item 2. Properties, page 7

1. We note your response to comments 1 and 3. Please tell us if this information will be included in subsequent filings.

The Company intends to include this information in future annual reports on Form 10-K.

2. We note your response to comment 2. Please be advised and acknowledge that the disclosure of estimates of quantities of mineralization and production rates should be supported by a detailed feasibility study taking into account all modifying factors including but not limited mining, processing, infrastructure, economics, marketing, and environmental compliance.

The Company acknowledges that the disclosure of estimates of quantities of mineralization and production rates should be supported by a detailed feasibility study taking into account all modifying factors including but not limited mining, processing, infrastructure, economics, marketing, and environmental compliance.

We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct your questions or comments regarding the Company’s responses to the undersigned at 775-473-4744

Best regards,

/s/ Douglas Cole

Douglas Cole

Chief Executive Officer

Chief Financial Officer

930 Tahoe Blvd., Suite 802-16, Incline Village, NV 89451